Exhibit 21

SUBSIDIARIES OF JAMES RIVER GROUP, INC.

Name	State of Incorporation

James River Insurance Company	Ohio
James River Management Company, Inc.	Delaware
Potomac Risk Services, Inc.	Virginia
Stonewood Insurance Company	North Carolina
Stonewood Insurance Management Company, Inc.	Delaware
James River Capital Trust I	Delaware
James River Capital Trust II	Delaware
James River Capital Trust III	Delaware